UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 15
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 333-187970
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CC HOLDINGS GS V LLC
(Exact name of registrant as specified in its charter)
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8020 Katy Freeway, Houston, Texas 77024-1908
(713) 570-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
2.381% Senior Secured Notes Due 2017
Guarantees of the 2.381% Senior Secured Notes due 2017
3.849% Senior Secured Notes Due 2023
Guarantees of the 3.849% Senior Secured Notes due 2023
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:(1)

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: 0
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(1) On May 17, 2013, the Securities and Exchange Commission ("SEC") declared effective the Registration Statement on Form S-4 (Commission File No. 333-187970) filed by CC Holdings GS V LLC, a Delaware limited liability company ("Registrant"), related to the issuance of its 2.381% Senior Secured Notes Due 2017 ("2.381% Senior Notes") and its 3.849% Senior Secured Notes Due 2023 ("3.849% Senior Notes" and, together with the 2.381% Senior Notes, the "Notes"), and the respective guarantees of the Notes, in exchange for notes originally issued in a private offering on December 24, 2012. The Notes were co-issued by Crown Castle GS III Corp., a Delaware corporation ("Co-Issuer"), a wholly owned finance subsidiary of the Registrant, and were guaranteed by each of the other subsidiaries of the Registrant ("Guarantors"). The Notes were governed by that certain indenture, dated as of December 24, 2012 (as amended or supplemented from time to time, the "Indenture"), by and among the Registrant and the Co-Issuer, as issuers, the Guarantors and The Bank of New York Mellon Trust Company, N.A., as trustee.

Subsequent to the expiration of its obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), the Registrant continued as a voluntary filer pursuant to a contractual obligation under the Indenture. On September 21, 2016, the Registrant redeemed all of the outstanding 2.381% Senior Notes (the "2.381 Senior Notes Redemption"). On March 21, 2022, the Registrant redeemed all of the outstanding 3.849% Senior Notes (together with the 2.381% Senior Notes Redemption, the "Redemptions"), satisfying and discharging the Indenture and terminating the Registrant’s contractual reporting obligations. As a result of such Redemptions and satisfaction and discharge, the Registrant will no longer file reports with the SEC pursuant to the Indenture. The Registrant is filing this Form 15 to provide notice of its intention to cease voluntarily filing reports with the SEC under Section 15 of the Exchange Act.
Pursuant to the requirements of the Securities Exchange Act of 1934, CC Holdings GS V LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CC HOLDINGS GS V LLC
By:	/s/ Kenneth J. Simon
	Name:	Kenneth J. Simon
	Title:	Executive Vice President and General Counsel
Date: March 22, 2022